UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

  ☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

RAD Diversified REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	82-2026337
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5404 Cypress Center Dr. Suite #320

Tampa, FL 33609

 (Full mailing address of principal executive offices)

855-909-9294

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of RAD Diversified REIT, Inc. (“we”, “RAD”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2022 (“Interim 2022”) compared to the six-month period ended June 30, 2021 (“Interim 2021”) is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022.

Results of Operations

Six Months ended June 30, 2022 compared to Six Months ended June 30, 2021

The Company recorded revenues of $ $3,795,651 for Interim 2022, compared with $750,021 revenue generated for Interim 2021, an increase of 406%. These revenues were primarily comprised of:

●	Primarily driven by proceeds raised in the Regulation A Offering, the number of properties held by the company reached 182 as of June 30, 2022. This inventory growth led to the company selling 92 properties or joint ventures in Interim 2022 compared to 3 in Interim 2021. As a result, gains from the sales of real estate assets amounted to $3,262,252 for Interim 2022, compared to $96,621 for Interim 2021
●	As a result of both the increase in inventory and the Company’s efforts to rehabilitate more properties, the Company has put into service an additional 60 rental properties, resulting in rental income of $523,141.66 for Interim 2022 compared to $133,591 for Interim 2021.
●	The Company was able to recapture fees of $48,340 in Interim 2022 versus $3,800 in Interim 2021. These fees recaptured are made possible by the Company’s online investment portal, and allow us to recapture merchant and other fees related to credit card and ACH payments when shares are sold online.
●	The Company earned revenues of $30,567 in sales of Metaverse assets (see “—Liquidity and Capital Resources”), a new investment strategy in Interim 2022, versus zero in Interim 2021.

Total expenses increased to $12,319,423 for Interim 2022 from $1,869,192 for Interim 2021, an increase of 559%.

The Company recognized $5,405,541 in General Operating Expenses for Interim 2022 versus $556,809 in Interim 2021. The primary components of the General Operating Expenses were as follows:

●	The Company found success in its advertising and marketing campaign in 2021, so we strategically expanded this initiative in 2022, spending $2,117,231 in advertising and marketing in Interim 2022 versus $439,881 in Interim 2021.
●	We reported expenses of $200,832 in office supplies and software in Interim 2022 as we continue to upgrade our systems to keep up with our continuing growth, compared to no expenditures in Interim 2021.
●	Our growth has also raised the need to acquire rental office space at a cost of $176,819 during Interim 2022. Prior to November 1, 2021 the Company had not entered into any leases for office space. The Company entered into a lease in November, 2021 for office space in Ontario, California. In March of 2022, the Company leased an additional space in Tampa Florida, and in June, 2022, the Company entered into a lease for additional office space in Ontario, California. The Company expects to spend $783,840 annually through 2024.

●	Prior to September 1, 2021, the Company had no employees, and therefore, there were no expenses for payroll, payroll taxes or employee benefits. Beginning in September 2021, the Company instituted its payroll program. As a result of the Company’s high rate of growth, total payroll expenses for Interim 2022 were $2,060,812, including wages, taxes and benefits, as the Company hired 86 employees between September 2021 and June 30, 2022.
●	In Interim 2022, the Company recorded $747,655 in interest paid, compared to $59,945 in Interim 2021 as the Company increased its borrowings under Civic Financial Services, RCN Mortgage, Fay Servicing, and other facilities. See “—Liquidity and Capital Resources".
●	The Company reported $292,909 in processing fees in Interim 2022, compared to $8,034 in Interim 2021. The Company incurs processing fees from its use of leverage when purchasing properties with leverage or refinancing its real estate holdings. As the Company’s business grows, it expects to incur increased processing fees in the future.
●	Expenses for legal and professional fees amounted to $1,945,767 in Interim 2022 versus $208,800 for Interim 2021. These fees and expenses increased as a result of several factors. The Company incurred higher audit fees in connection with its SEC reporting obligations. The Company has increased its farm and ranch holdings to over 4,000 acres, requiring specialized professional assistance in two states. The Company paid increased amounts in Interim 2022 of state filing fees in connection with its sales in the Regulation A offering. The Company regularly contracts for the services of general contractors and architects to assist with upgrading, planning, zoning and permits as we add value to our properties. The Company also has contracts with acquisition specialists in California, Texas, Florida, and Pennsylvania.
●	Commissions to our broker-dealer in connection with the Regulation A Offering totaled $329,574 in Interim 2022 compared to $24,814 in Interim 2021 as we sold more securities in the offering.
●	We paid $167,400 in referral fees in Interim 2022 versus $9,391 in Interim 2021. We pay referral fees to investors and associates who refer new investors to our Company.

Our total real estate expenses increased to $3,026,046 from $298,549 for Interim 2022 versus Interim 2021. This increase was primarily attributable to the following:

●	Escrow fees increased to $796,234 in Interim 2022 from $100,000 in Interim 2021, because we entered into more purchase contracts using traditional closing services.
●	Appraisal fees increased to $30,075 in Interim 2022 from $600 in Interim 2021. We use appraisals from independent, third party property evaluators when we are considering purchasing properties and to assist with evaluating our properties in connection with our audit requirements in connection with our SEC reporting obligations. As the amount of money available to us to invest in properties increases, we expect to seek more appraisals in the future.
●	Our growth has also driven our need to purchase insurance for our properties against both potential liabilities and hazards like fire and flood, amounting to $264,486 in Interim 2022, compared to $140 in Interim 2021. Also, due to our increase in real estate inventory, our county, state and local taxes associated with the ownership of real property have increased to $150,917 in Interim 2022 from $6,436 in Interim 2021.

As a result of the foregoing, the Company’s net loss for Interim 2022 was $8,630,313 compared to $1,115,371 in the interim period of 2021.

Liquidity and Capital Resources

We have experienced a relative increase in liquidity as we receive net offering proceeds and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition, development and operation of our investments.

As of June 30, 2022 we reported total assets of $69,372,454, including but not limited to $2,568,634 cash on hand, $4,405,627 in accounts receivable, $569,275 in notes receivable, $5,114,036 in receivables from affiliates and $43,003,524 in real estate assets after depreciation. This compares to total assets of $28,194,431, including but not limited to $1,348,485 cash on hand, $241,384 in accounts receivable, $488,781 in cash deposits with vendors for the acquisition of investment properties to be determined, $1,138,551 in notes receivable, and $15,139,912 in real estate assets after depreciation as of December 31, 2021.

As of June 30, 2022, the Company recognized $36,765,170 in liabilities including but not limited to $3,625,346 in accounts payable, $194,250 in allowances for liabilities under dispute, $24,417,960 in notes payable, and $475,483 in deposits from joint-venture partners held to pay upcoming rehabilitation expenses. This compares to $9,582,763 in liabilities including but not limited to $1,563,534 in accounts payable, $194,250 in allowances for liabilities under dispute, $1,266,000 in notes payable, $1,191,458 in investment funds held in escrow, and $475,483 in deposits from joint-venture partners held to pay upcoming rehabilitation expenses as of December 31, 2021.

As of December 31, 2021 the Company had sold 1,779,828 shares of its common stock, raising $25,189463 in capital since commencing its Regulation A offering in 2019. As of June 30, 2022, the Company had sold 2,964,914 shares of its common stock, raising $47,815,392 in capital (including shares bought back by the Company).

The Company’s policy is to hold cash, including net proceeds from the Regulation A offering, in short-term, liquid investments – specifically federal securities. However, in March of 2022, we began to supplement our investments in vehicles similar to Federal Securities with the purchase of select Metaverse assets, which are also short-term and liquid. As of June 30, 2022, we had invested a total of $219,559 in Metaverse assets. We sold assets valued at $17,773 (at cost), generating revenues of $30,567 and gross profits in the amount of $12,794.

Our level of cash expenditures will be entirely dependent on factors that we cannot predict at this time, among others:

•	the aggregate proceeds raised in the Regulation A offering;

•	the sourcing and negotiation of acquisitions of investments; and

•	interest rate fluctuation.

In addition we expect to make expenditures on renovations and repositioning with respect to some of our investments.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	FINANCIAL STATEMENTS

RAD DIVERSIFIED REIT, INC

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021 AND FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(UNAUDITED)

RAD DIVERSIFIED REIT, INC.

BALANCE SHEETS

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

ASSETS:	AS OF JUNE 30, 2022 (UNAUDITED)		AS OF DECEMBER 31, 2021 (AUDITED)
Current Assets
Real Estate Assets, net of depreciation		$43,003,524.20		$15,139,912
Cash and cash equivalents		$2,568,634.43		$1,348,485
Accounts Receivable		$4,405,627.00		$241,384
Deposits with vendors	$			$488,781
Other current assets		$3,107,119.30		$602,905
Impound accounts	$			$0
Notes Receivable, current portion		$569,275.50		$1,138,551
JV Receivables		$-		$0
Loans to Shareholder		$-		$0
Receivable from Affiliates		$5,114,036.48	$
Prepaid Expenses		$-		$0
Farm Equipment		$394,889.87
Inventory and Other Assets		$1,663,482.82		$573,200
Total Current Assets		$60,826,589.60		$19,533,218

Other Assets
Property and Equipment, net of depreciation		$157,087.15		$171,306
Operating Lease - Right of Use Asset		$695,514.31		$695,514
Notes Receivable - Long Term portion		$7,693,263.50		$7,794,393
TOTAL OTHER ASSETS		$8,545,864.96		$8,661,213

TOTAL ASSETS		$69,372,454.56		$28,194,431

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable		$3,625,346.30		$1,563,534
Payroll Liabilities		$482,617.43		$126,066
Prepaid Rents		$16,143.58		$7,971
Security Deposits				$415,955
Accrued Liabilities				$164,804
Operating Lease Liabilities				$221,822
Other Current Liabilities		$7,525,949.16		$2,431,208
Current Portion of Notes Payable				$1,266,000
Total Current Liabilities		$11,650,056.47		$6,197,360

Long Term Liabilities
Notes Payable long term portion		$$24,417,960.13		$2,910,071
Operating Lease Liabilities, net of current		$697,153.54		$475,332
Total Long Term Liabilities		$25,115,113.67		$3,385,403
Total Liabilities		$36,765,170.14		$9,582,763

COMMON STOCK, $.001 PAR VALUE; 2,964,914 AND 1,779,828 SHARES OUTSTANDING AS OF 6/30/2022 AND 12/31/2021 RESPECTIVELY		$2,965		$1,780
ADDITIONAL PAID IN CAPITAL		$47,812,427.00		$25,187,683

ACCUMULATED DEFICIT		$(15,208,108.00)		$(6,577,795)

TOTAL EQUITY		$32,607,284.00		$18,611,668
TOTAL LIABILITIES AND EQUITY		$69,372,454.14		$28,194,431

See notes to financial statements

RAD DIVERSIFIED REIT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(UNAUDITED)

	FOR THE SIX	FOR THE SIX
	MONTHS	MONTHS
	ENDED JUNE	ENDED JUNE
	30, 2022	30, 2021
REVENUES:
OPERATING REVENUES	$3,737,054.03	$230,211.86
NET INTEREST REVENUES	$10,237.20	$59,944.80
FEES RECAPTURED	$48,339.78
REIMBURSABLE EXPENSES	$20.00	$459,864.36
TOTAL NET REVENUES	$3,795,651.01	$750,021.02

OPERATING EXPENSES:
COST OF ASSETS SOLD	$17,772.73
GENERAL EXPENSES	$5,405,541.70	$556,809.13
MANAGEMENT FEES	$1,915,395.42	$665,548.00
ADVERTISING & MARKETING	$2,118,894.43	$439,881.77
REAL ESTATE EXPENSES	$2,861,818.85	$156,952.93
FARM EXPENSES		$50,000.00
TOTAL OPERATING EXPENSES	$12,319,423.13	$1,869,191.83

GAINS / LOSSES FROM OPERATIONS	$(8,523,772.12)	$(1,119,170.81)

OTHER INCOME:
FEES RECAPTURED	$-	$3,800.00
OTHER INCOME:	$31,771.23
OTHER EXPENSES	$(138,312.14)
TOTAL OTHER INCOME	$(106,540.91)	$3,800.00

GAIN/(LOSS) BEFORE PROVISION FOR INCOME TAXES	$(8,630,313.03)	$(1,115,370.81)
PROVISION FOR INCOME TAXES	-	-

NET GAIN/(LOSS)	$(8,630,313.03)	$(1,115,370.81)

See notes to financial statements.

RAD DIVERSIFIED REIT, INC

STATEMENT OF EQUITY

JANUARY THROUGH JUNE 2021 AND 2022 (UNAUDITED)

JANUARY 1, 2021 THROUGH JUNE 30, 2021

	Common Stock
	Shares	Value	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, JANUARY 1, 2021	545,752	$545.00	$6,021,916.05	$(715,973.30)	$5,306,487.75
Capital Contributions	378,731	$924.00	$5,363,918.90		$5,364,842.90
Net Profit / (Loss)				$(1,115,370.81)	$(1,115,370.81)

Ending Balance, JUNE 30, 2021	924,483	$1,469.00	$11,385,834.95	$(1,831,344.11)	$9,555,959.84

JANUARY 1, 2022 THROUGH JUNE 30, 2022 (UNAUDITED)

	Common Stock
	Shares	Value	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, JANUARY 1, 2022	1,779,828	$1,780.00	$25,187,683.00	$(6,577,795.00)	$18,611,668.00
Capital Contributions	1,185,086	$1,185.00	$22,624,744.00		$22,625,929.00
Net Profit / (Loss)				$(8,630,313.03)	$(8,630,313.03)

Ending Balance, JUNE 30, 2022	2,964,914	$2,965.00	$47,812,427.00	$(15,208,108.03)	$32,607,283.97

See notes to financial statements.

RAD DIVERSIFIED REIT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(UNAUDITED)

	JANUARY -	JANUARY -
	Jun-22	Jun-21
OPERATING ACTIVITIES
Net Income	-8,630,313.03	$-1,115,370.81
Adjustments to reconcile Net Income to Net Cash provided by operations:		$-
Accounts Receivable (A/R)	-10,835,593.88	$-2,194,454.10
DEALMAKER HOLDBACKS RECEIVABLE	-194,273.91
DEPOSITS WITH VENDORS	379,017.81	$-2,609,550.00
INVENTORY - LIVESTOCK:BULLS		$-3,500.00
INVENTORY	-970,000.00	$-29,700.00
PREPAID RENTS RECEIVED		$2,000.00
SHAREHOLDER DISTRIBUTIONS PAYABLE		$-181,605.85
JV FUNDS HELD FOR REHAB EXPENSES		$11.51
JV RENTS PAYABLE		$11,428.81
INVESTMENT FUNDS HELD IN ESCROW		$-281,189.78
PREPAID EXPENSES:PREPAID INSURANCE
Accounts Payable (A/P)	6,870,601.42	$682,630.06
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-4,750,248.56	$-4,603,929.35
Net cash provided by operating activities	-13,380,561.59	$-5,719,300.16
INVESTING ACTIVITIES
Net cash provided by investing activities	-28,274,328.63	$-152,416.62
FINANCING ACTIVITIES
Net cash provided by financing activities	42,875,039.16	$6,154,704.30
Net cash increase for period	1,220,148.94	$282,987.52
Cash at beginning of period	1,348,885.49	$16,181.81
Cash at end of period	2,568,634.43	$299,169.33

See notes to financial statements.

NOTES

Note 1 – General

RAD Diversified REIT, Inc. (the “Company”) was incorporated on May 11, 2017 in the State of Maryland. The  Company’s objective is to acquire and then reposition (if required), lease and manage income producing single family residential, multi-family residential, income producing farms and mixed-use residential/commercial properties across primary and  secondary markets throughout the United States. Initially, the Company will concentrate on acquiring a portfolio  of properties in Pennsylvania, Texas, California, Idah, Florida, Tennessee and New Jersey, where the principals of management have significant investing and property management experience.

The Company’s primary intent is to purchase single-family residential, multi-family residential, income producing farms and mixed-use residential/commercial properties at below-market-prices. Below-market-price purchases may be made at foreclosure auctions, Real-Estate-Owned property sales and tax-deed auctions, as well as purchasing from “Wholesalers” where appropriate.

Note 2 – Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statement.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.  These reclassifications had no impact on the Company’s previously reported financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts represents an estimate by the Company's management of specific accounts deemed uncollectible.

Income Properties, Real Estate and Depreciation

The Company depreciates buildings on a straight-line basis over estimated useful lives, generally 27.5 years depending on intended use of the property. The Company will capitalize all capital improvements associated with replacements, improvements or major repairs to real property that extend its useful life and depreciate them using the straight-line method over their estimated useful lives ranging from 3 to 30 years. Although no development projects are currently in progress, the Company will capitalize costs incurred in connection with our development projects, interest incurred on borrowing obligations and other internal costs during periods in which qualifying expenditures have been made and activities necessary to get the development projects ready for their intended use are in progress. Capitalization of these costs begins when the activities and related expenditures commence and ceases when the project is substantially complete and ready for its intended use, at which time the project is placed into service and depreciation commences.

The Company charges maintenance and repair costs that do not extend an asset’s useful life to expense as incurred.

The Company will periodically evaluate the net realizable value of its properties and provide a valuation allowance when it becomes probable there has been a permanent impairment of value.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefit will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Rental income from operating leases is recognized over the life of the lease agreements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Management believes that the estimates utilized in preparing our financial statements are reasonable and prudent. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are equal or approximate to their fair values due to the short-term maturity of those instruments.

Income Taxes

The Company has elected to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Service Code beginning with the taxable year ended December 31, 2019. As a REIT, the Company generally is not subject to federal income tax on income that is distributed to its shareholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at the regular Corporation tax rate. The Company believes it is organized and will operate in such a manner as to qualify to be taxed as a REIT and intends to operate so as to remain qualified as a REIT for federal income tax purposes. Under the Internal Revenue Service Code, a REIT is subject to numerous organizational and operational requirements, including a requirement that it annually distribute at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) to its shareholders. There are additional specific requirements which must be met in order to be qualified, such as organizational, income source and other requirements. Potentially significant monetary penalties, primarily keyed to taxable income, may be imposed on a REIT that fails to meet all relevant requirements.

The Company, in accordance with FASB ASC 740 Topic, Income Taxes, performs the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be derecognized and recorded as a tax benefit or expense in the current year. However, the Company’s conclusions regarding these uncertain tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

Recent Accounting Standards

Standards Adopted

ASU 2016-02, Leases (Topic 842). This standard amends existing lease accounting standards for both lessees and lessors. Lessees must classify most leases as either finance or operating leases. For lease contracts, or contracts with an embedded lease, with a duration of more than one year in which we are the lessee, the present value of future lease payments are recognized on our consolidated balance sheets as a right-of-use asset and a corresponding lease liability. Lessors Lease contracts currently classified as operating accounted for similarly to prior guidance.

However, lessors are required to account for each lease and non-lease component, such as common area maintenance or tenant service revenues, of a contract separately. In July 2018, the FASB issued 2018-11, Leases (Topic 842) - Targeted Improvements (“ASU 2018-11”), which provides lessors optional transition relief from implementing this aspect of ASU 2016-02 if the following criteria are met: (1) both components have the same timing and pattern of revenue and (2) if accounted for separately, both components would be classified as an operating lease.

Also, under ASU 2016-02, only incremental costs or initial direct costs of executing a lease contract qualify for capitalization, while prior accounting standards allowed for the capitalization of indirect leasing costs.

We adopted the new standard as of January 1, 2019. The adoption of the new standard did not have a material impact on our financial statements.

Note 3 – Subsequent Events

The Company evaluated its June 30, 2021 financial statements for subsequent events through September 20, 2022, the date the financial statements were issued. As of September 1, 2022, the company has accepted the resignation of former Chief Security Officer Vincent Mendoza, and assigned his former duties to others in the IT Department until such time as the company deems it necessary to formally replace him.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Name
2.1	Charter of Company (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex2a-charter.htm)
2.2	Bylaws of Company (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex2a-charter.htm).
4	Form of Subscription Agreement (Filed as an exhibit to the issuer’s Annual Report on Form 1-K for the year ended December 31, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000110465922070864/tm2218316d1_ex4.htm).
6.1	Management Agreement (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex6c-manageragree.htm).
6.2	Subscription and Real Estate Purchase Agreement, DHI Fund, LP (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1721469/000172146920000011/ex15b10.htm.
6.3	Subscription and Real Estate Purchase Agreement, DHI Holdings, LP (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146920000011/ex15b11.htm.
6.4	Subscription and Real Estate Purchase Agreement, DDH Fund, LP (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146920000011/ex15b12.htm.
6.5	Promissory Note Extension Agreement, DHI Fund, LP dated December 20, 2021 (Filed as an exhibit to the issuer’s Annual Report on Form 1-K for the year ended December 31, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000110465922070864/tm2218316d1_ex6-5.htm).
6.6	Promissory Not Extension Agreement, DHI Holdings, LP dated December 20, 2021 (Filed as an exhibit to the issuer’s Annual Report on Form 1-K for the year ended December 31, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000110465922070864/tm2218316d1_ex6-6.htm).
6.7	Promissory Note Extension Agreement, DDH Fund, LP dated December 20, 2021 (Filed as an exhibit to the issuer’s Annual Report on Form 1-K for the year ended December 31, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000110465922070864/tm2218316d1_ex6-7.htm).
6.8	Promissory Note, The Seminar Solutions dated December 20, 2021 (Filed as an exhibit to the issuer’s Annual Report on Form 1-K for the year ended December 31, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000110465922070864/tm2218316d1_ex6-8.htm).
8	Form of Escrow Agreement (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1721469/000110465921132423/tm2130862d1_ex8.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, State of New York, on September 21, 2022.

RAD Diversified REIT, Inc.

By:	/s/ Brandon Dutch Mendenhall
Name:	Brandon Dutch Mendenhall,

President/Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By:	/s/ Brandon Dutch Mendenhall
Name:	Brandon Dutch Mendenhall
President and Chief Executive Officer and Director (Principal Executive Officer)

September 21, 2022

By:	/s/ Andrew Nonis
Name:	Andrew Nonis
Chief Financial Officer and Treasurer

September 21, 2022